UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Response to Rumors or Media Reports : Undetermined

1. Contents of rumors or media reports

POSCO Invests in Hyundai Motor’s US Steel Mills: Boosting Synergy in the EV Supply Chain

2. Channel of rumors or media reports

The Financial News

3. Distributed date of rumors or media reports

April 22, 2025

4. Company’s explanation for rumors or media reports

•	This disclosure is an official notice of “POSCO Invests in Hyundai Motor’s US Steel Mills: Boosting Synergy in the EV Supply Chain” reported by The Financial News on April 22, 2025.

•

To ensure sustainable growth and secure global competitiveness, the company is reviewing participation in the construction of an electric arc furnace steel mill in Louisiana, USA, and is in discussions regarding the shareholding ratio and investment scale.

•	In this regard, we will re-disclose it when specific matters are decided in the future or within one month.

5. Re-disclosure date

May 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: April 22, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President